AB 8/1

AB 7/24



SECURITIESA 12061897
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 29 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39048

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prager + Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/7/12



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Prager & Co., LLC

We have audited the accompanying statement of financial condition of Prager & Co., LLC (the "Firm") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 6 to the financial statement, during the year ended December 31, 2011, the Firm twice guaranteed bank debt of related parties of the Firm. Subsequent to December 31, 2011, the Firm and the lending bank entered into agreements whereby the guarantees were voided as of the date of inception. The Firm, however, did not report these guarantees as a reduction of regulatory net capital under the Uniform Net Capital Rule as required by the Securities Exchange Act of 1934 in its December 31, 2011 computation of regulatory net capital. In our opinion, the Uniform Net Capital Rule would require that these guarantees of related parties be included as a reduction of regulatory net capital. If reported as a reduction of regulatory net capital as required, these debt guarantees would result in an increase in the Firm's regulatory net capital deficit by $5,500,000 to $(8,240,035) or $(8,490,035) below the Firm's required net capital as of December 31, 2011.

In our opinion, except for the effect of not recognizing the guarantees in the Note 6 disclosure of the regulatory net capital deficit of the Firm at December 31, 2011 as discussed in the preceding paragraph, such statement of financial condition presents fairly, in all material respects, the financial position of the Firm at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the financial statements, the beginning balances of members' capital have been restated to correct a misstatement.

Deloitte & Touche LLP

June 1, 2012

OATH OR AFFIRMATION

We, Fredric J. Prager and David R. Porter, affirm that, to the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Prager & Co., LLC, as of December 31, 2011, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Director Member/Executive Principal
Title


ALISA C. DAVIS
Commission # 1846032
Notary Public - California
San Francisco County
My Comm. Expires Apr 24, 2013

Signature

Director Member/
Financial Operations Principal
Title

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 1st day of June, 2012, by

1). Fredric J. Prager, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

2). David R. Porter, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public Signature

PRAGER & CO., LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS

CASH AND EQUIVALENTS:	
Cash	$ 997,998
Cash on deposit with clearing broker-dealer	2,564,069
Total cash and equivalents	3,562,067
SECURITIES OWNED	2,794,096
RECEIVABLES FROM BROKERS AND DEALERS	130,091
OTHER RECEIVABLES AND DEPOSITS	2,558,541
RELATED PARTY RECEIVABLES — Net	2,278,050
OFFICE FACILITIES AND EQUIPMENT — Net	1,425,718
TOTAL	$ 12,748,563

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Due to clearing broker-dealer on line of credit	$ 8,775
Bank loans and line of credit outstanding	5,650,000
Accounts payable and accrued expenses	1,923,821
Total liabilities	7,582,596
MEMBERS' CAPITAL:	
Managing member	150,971
Limited members	5,014,996
Total members' capital	5,165,967
TOTAL	$ 12,748,563

See notes to financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization — Prager & Co., LLC (formerly Prager, Sealy & Co., LLC), a Delaware Limited Liability Company (the "Firm"), was formed in November 1987 and became a registered broker-dealer on March 3, 1988. The Firm is an investment banking and securities broker-dealer, specializing in fixed income securities, with primary offices in San Francisco and New York. The Firm closed offices in Orlando, Tampa, and Great Falls during 2011. The sole managing member of the Firm is Prager, Sealy Management Co., LLC ("PSMCo" or "Managing Member"), a Delaware Limited Liability Company.

Security Transactions — Security transactions executed by the Firm are carried and settled by an independent third party clearing broker-dealer on a fully disclosed basis. Securities transactions recorded on a trade date basis.

Cash and Equivalents — The Firm considers all highly liquid investments with an original maturity of three months or less and cash on deposit with the Firm's clearing broker-dealer to be cash equivalents.

Securities Owned — Securities owned are recorded at fair value, which is determined by quoted market prices, recent transactions, comparable financial instrument values, and issuer specific information.

Office Facilities and Equipment — Office facilities and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life, generally three to five years.

Income Taxes — As a limited liability company that is treated as a partnership for income tax purposes, the Firm is not directly liable for income taxes. All of the Firm's income and losses are reportable by the members. Because the income or loss of the Firm is passed through to and the resulting tax consequences are borne by its members, the Firm does not record a provision for income taxes. The Firm must still evaluate uncertain tax positions by reviewing against applicable tax law all positions taken by the Firm with respect to tax years for which the statute of limitations is still open.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates include amounts recorded for the fair value of financial instruments, other receivables, accrued expenses, and contingent liabilities. Actual results could differ from those estimates. The Firm has evaluated subsequent events occurring between the fiscal year end and the date the financial statements were issued (Note 13).

2. FAIR VALUE OF ASSETS AND LIABILITIES

The Financial Accounting Standards Board ("FASB") authoritative guidance defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value

them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Firm. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

Level 1 — Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Firm has the ability to access. This category includes actively traded securities. The Firm did not transfer any assets or liabilities between level 1 and level 2 during 2011.

Level 2 — Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes municipal fixed income securities.

Level 3 — Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Certain municipal fixed income securities for which there is a limited market or whose market quotations are not readily available are valued at estimated fair value as determined in good faith by the Firm's Management. The Firm considers relevant factors, including the type of security, marketability (or absence thereof), cost, coupon interest rate, yield, maturity, restrictions on disposition and quotations from other market participants. For positions where quotations are available and considered by Firm Management to be reliable, the values are determined by management, within the range of bid and ask quotes, considered best to represent the fair value in the circumstances. The Firm's level 3 investments are municipal fixed income securities that are collateralized by certain assets of the issuers. The Firm values fixed income securities where a quotation is not available by using a variety of measurements including the fair value of collateral, the ability of the issuer to continue scheduled semi-annual interest payments, comparisons with similar credit characteristics, current market conditions, and the ability of the issuer to fulfill its obligation to bondholders.

Assets Recorded at Fair Value — Significant assets valued at fair value include securities owned and futures and options contracts. The Firm uses prices obtained from independent third-party pricing services to measure the fair value of these securities. The Firm validates prices received from the pricing service using various methods including comparison to subsequent sales, similar instruments, and quoted market prices, where available. The Firm does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with authoritative guidance and result in a material difference in the recorded amounts.

The following table presents the Firm's fair value hierarchy as of December 31, 2011, for assets measured at fair value:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Securities owned — treasury bills	$549,937	$ -	$ -	$ 549,937
Securities owned — municipal fixed income securities		566,609	1,677,550	2,244,159
Options contracts, included in receivables from brokers and dealers	141			141
Total assets at fair value	$550,078	$566,609	$ 1,677,550	$ 2,794,237

For the year ended December 31, 2011, except for the transfer from Level 2 to Level 3 of $1,677,550 of certain securities owned, there were no other significant transfers between the levels of the fair value hierarchy. In accordance with policies permitted under ASU 2010-06, the Firm reflects transfers in and out of levels of the fair value hierarchy as if the transfer occurred as of the end of the reporting period. The transfers noted above from Level 2 to Level 3 are principally attributable to municipal fixed income securities that experienced an insignificant level of market activity during the period and thus were valued in the absence of observable inputs.

Fair Value of Assets and Liabilities Not Recorded at Fair Value — Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/to brokers and dealers, other receivables and deposits, and accounts payable and accrued expenses which are short term in nature and accordingly are recorded at amounts that approximate fair value.

3. OFFICE FACILITIES AND EQUIPMENT

Office facilities and equipment at December 31, 2011, consist of the following:

Computerized office equipment	$ 756,403
Computer software	463,926
Furniture, fixtures, and equipment	494,655
Leasehold improvements	1,243,985
	2,958,969
Less accumulated depreciation	(1,533,251)
Office facilities and equipment — net	$ 1,425,718

4. MEMBERS' CAPITAL

Under the limited liability company agreement, certain capital contributions of approximately $550,000 from certain limited members are maintained to provide sufficient regulatory net capital for the Firm's underwriting business. This capital may be withdrawn by such members upon six months prior written notice, as long as the withdrawal would not create a deficiency in the Firm's net capital. Interest earned on these assets is paid to such limited members. Also, substantially all limited members receive annual payments equal to a percentage of their average capital balance, as defined.

In January 2012, the Firm received $1,500,000 in cash from the Firm's Managing Member that was recorded to the capital account of the Managing Member as the subscription price of new equity capital issued by the Firm.

5. RELATED-PARTY TRANSACTIONS

The Firm has an agreement with the Managing Member under which the Managing Member performs certain functions relating to the management of the Firm.

Included in related party receivables at December 31, 2011, is $191,771 of noninterest bearing advances made by the Firm to certain limited members and former limited members, net of an allowance of $184,364.

During 2011, the Firm amended the terms of certain related party receivables in the amount of $754,449 and reflected these previous advances as distributions to a limited member who is also an officer of the Firm.

6. NET CAPITAL REQUIREMENTS

The Firm is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, a firm must maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit balances as shown in the formula for reserve requirements pursuant to Rule 15c3-3. At December 31, 2011, the Firm's regulatory net deficit was $(2,740,035) which was $(2,990,035) below required net capital (Note 13).

SEC Rule 15c3-1 paragraph (c)(2)(vii) provides guidance related to municipal securities haircuts for proprietary positions that are trading flat or in default and for those proprietary positions that do not have a ready market as defined in SEC Rule 15c3-1. This guidance, when applied to certain high yield positions carried by the Firm, resulted in the Firm's computation of net capital as of December 31, 2011, and for specific periods during 2011 having been erroneous and constitutes violations of the net capital regulations. On March 22, 2012, the Firm reported the discovery to its regulator, the FINRA, as well as the Securities and Exchange Commission.

During 2011, the Firm and its bank entered into two guarantees of bank loans to the Managing Member and limited member employees of the Firm for $3,000,000 and $4,000,000, respectively. As of December 31, 2011, $1,500,000 of the $3,000,000 bank loan to the Managing Member was repaid. The total outstanding bank loan amounts related to the related party guarantees was $5,500,000 as of December 31, 2011. On January 3, 2012, the Firm advanced $1,500,000 to the Managing Member as a related party receivable, which the Managing Member used to repay the remaining $1,500,000 balance of the original $3,000,000 bank loan which matured on December 31, 2011. As a result, the Managing Member's $3,000,000 bank loan, and the Firm's related guarantee was no longer outstanding as of January 3, 2012. As of January 31, 2012, the $1,500,000 related party receivable was repaid to the Firm by its Managing Member.

On or about April 20, 2011, the Bank executed a separate agreement with the limited members of the Firm, which required the limited members to pledge their ownership in the Firm to the Bank as loan collateral for the $4,000,000 bank loan and created a minimum $8,000,000 unencumbered liquidity covenant to be measured quarterly. This agreement was reaffirmed on February 28, 2012.

On March 7, 2012, the Bank issued a letter declaring the guarantee of the $4,000,000 loan "null and void as of April 18, 2011." On March 16, 2012, the Bank issued a letter specifying that the $3,000,000 loan guarantee was "*void ab initio ("from the beginning")* and intend to treat it as such" (Note 13).

If applied against net capital, these loan guarantees would result in a regulatory net deficit of $(8,240,035), or $(8,490,035) below required net capital as of December 31, 2011. Because management received a legal opinion that a court should uphold the voiding of the two guarantees as of the date of inception, management believes they do not need to include these guarantees in their net capital computation as of December 31, 2011. Accordingly, the Firm has not included these guarantees as reductions of net capital as of December 31, 2011.

7. EMPLOYEE BENEFIT PLAN

The Firm maintains a qualified employee 401(k) plan. The plan is self-administered and may be altered or terminated at any time by the Firm. The Firm matches certain employee contributions. Contributions by the Firm to the plan are determined by management within Federal tax limits.

8. LEASE ARRANGEMENTS

The Firm has various lease arrangements for office space under non-cancelable operating lease agreements through May 2020. Future annual gross payments under these arrangements are as follows:

2012	$1,140,900
2013	1,055,500
2014	1,079,600
2015	1,095,000
2016	1,125,100
Thereafter	3,363,000
Total	$8,859,100

9. COMMITMENTS AND CONTINGENT LIABILITIES

The nature of the Firm's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. Predicting the outcome of a matter is inherently difficult, especially if claimants seek unspecified damages, or when examinations or proceedings are at an early stage.

During 2011 and subsequent to December 31, 2011, information became available indicating it is reasonably possible that a liability may be incurred for certain regulatory matters related to the Firm's compliance with net capital as discussed in Note 6 and Note 13. Management believes it is probable that certain fines or assessments will be made by the regulatory authorities against the Firm for the above described violations. Based on regulatory guidance for such fines and assessments, the Firm estimated a possible range of liability of up to $300,000 due to fines and assessments, however, such estimates are subject to the outcome of its on-going discussions with the regulators. The Firm has recorded an estimated liability for such fines and assessments of approximately $75,000 based on applicable accounting guidance for such liabilities. There can be no assurance that the actual fines and assessments will not be higher and additional financial and non-financial sanctions or actions could also be incurred.

10. LINES OF CREDIT AND BANK LOANS OUTSTANDING

The Firm maintains a line of credit with its fully-disclosed clearing broker-dealer in the amount of $50,000,000 for the purpose of financing its securities owned. Interest on this facility is at broker call rate which equated to 2.00% at December 31, 2011. The average daily outstanding balance on this line during the year ended December 31, 2011 was approximately $14,736,357. There was an outstanding balance of $8,775 on December 31, 2011. The securities owned by the Firm and held at its clearing broker are used to collateralize the outstanding balance.

The Firm also has lines of credit totaling $1,500,000 with a bank under which it may borrow from time to time for general operating purposes at the prime rate, with a minimum interest rate of 4%, which equated to 4% at December 31, 2011. The Firm had an average outstanding balance of $653,162 on this line of credit during the year ended December 31, 2011. There was an outstanding balance of $1,150,000 on December 31, 2011 under this facility. Such line of credit expires on June 18, 2012.

Prior to obtaining such lines of credit, the Firm had lines of credit totaling $6,500,000 with a different bank under which it could borrow from time to time for general operating purposes at the prime rate. The average outstanding balance on these lines was approximately $3,884,528 prior to the termination of such facility in April 2011.

In addition, the Firm has a term loan from a bank in the amount of $4,500,000 with interest at the prime rate, with a minimum interest rate of 4%, which equated to 4% as of December 31, 2011. Such loan is due and payable on October 15, 2012.

On January 3, 2012, the Firm drew down $350,000 on its line of credit and advanced a total of $1,500,000 to its Managing Member. At that time, the Firm recorded an unsecured receivable for the amount advanced to the Managing Member. As of January 31, 2012, the total receivable had been repaid to the Firm by the Managing Member.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker-dealer, the Firm is engaged primarily in buying and selling municipal securities predominantly with domestic institutional investors. The Firm's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, monetary funds, and other financial institutions. The Firm introduces these transactions for clearance on a fully-disclosed basis. The Firm also engages in exchange traded futures and options transactions, with the intent of hedging their market value risk on their securities owned positions.

The agreement between the Firm and its clearing broker provides that the Firm is obligated to assume any exposure related to nonperformance by its customers. The Firm seeks to control the risk associated with nonperformance by reviewing information it receives from its clearing broker on a daily basis and reserves for doubtful accounts when necessary.

During the normal course of business the Firm may sell securities that it has not yet purchased, which represent obligations of the Firm to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Firm's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recorded in the statement of financial condition. The Firm seeks to control such market risk through the use of internal monitoring guidelines. The Firm had no such positions as of December 31, 2011.

In the normal course of business, the Firm enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open as of December 31, 2011.

From time to time, the Firm may enter into financial futures and option contracts intended to hedge proprietary securities positions. As of December 31, 2011, there were commitments to sell such futures contracts with a notional face value of approximately $141. The value of such contracts to buy and to sell futures contracts is recorded in receivables from brokers and dealers and accounts payable and accrued expenses.

During 2011, the Firm and its lender entered into guarantee arrangements for bank loans to the Managing Member and other related parties (Note 6). The total outstanding bank loan amounts related to the related party guarantees was $5,500,000 as of December 31, 2011. Such guarantees result in off-balance-sheet liquidity risk as the Firm's ultimate obligation to satisfy all or a portion of the outstanding bank loans may exceed the amount of liquid assets maintained by the Firm. Subsequent to December 31, 2011, the Firm and the lending bank entered into agreements whereby the guarantees were voided as of the date of inception (Note 13).

12. RESTATEMENT

Subsequent to the issuance of its financial statements for the year ended December 31, 2010, the Firm identified reconciliation errors associated with its Cash on deposit with clearing broker-dealer and Due to clearing broker-dealer on line of credit. Accordingly, the Firm has recorded a prior period restatement in Members' Capital as of December 31, 2010, to correct for these errors. The effect of the prior period adjustment was to decrease opening Managing Member, Limited Members and Total Members' Capital as of January 1, 2011, from $195,989, $9,935,042 and $10,131,031 respectively, as previously reported, to $175,905, $8,621,577 and $8,797,482, respectively, as restated.

13. SUBSEQUENT EVENTS — UNAUDITED

Subsequent to December 31, 2011, the Firm undertook the following actions in order to restore its net capital balance to be in compliance with the requirements of the Uniform Net Capital Rule under the Securities Exchange Act of 1934:

As disclosed in Note 4, the Firm received an additional capital contribution from the Managing Member in the amount of $1,500,000. This increased Member's equity and net capital by $1,500,000.

In addition, on May 3, 2012 an additional $1,000,000 was received by the Firm from a limited member as repayment for related party receivables. This resulted in a decrease of $1,000,000 in the amount of non-allowable assets deducted from regulatory capital for the purposes of the regulatory net capital computation.

Having received definitive guidance from its regulatory authorities on the appropriate application of net capital haircut rules as described in Note 6, the Firm sold its entire position in certain high-yield municipal securities that were carrying 100% haircut deductions as of December 31, 2011 to current and former limited members of the Firm. The sale of these positions increased net capital by an aggregate $1,677,550.

On January 3, 2012, the Firm advanced $1,500,000 to the Managing Member as a related party receivable. On January 3, 2012, the Managing Member repaid the remaining $1,500,000 balance of a $3,000,000 bank loan. As a result, the Managing Member's $3,000,000 bank loan, and the Firm's related guarantee was no longer outstanding as of January 3, 2012. As of January 31, 2012, the $1,500,000 related party receivable was repaid to the Firm by its Managing Member. On March 7, 2012, the Bank issued a letter declaring the guarantee of the $4,000,000 loan "null and void as of April 18, 2011." On March 16, 2012 the Bank issued a letter specifying that the $3,000,000 loan guarantee was "*void ab initio ("from the beginning")* and intend to treat it as such."

The Firm reported a regulatory net deficit of $(629,351) which was $(879,351) below required net capital as of April 30, 2012. The Firm was in compliance with the requirements of the Uniform Net Capital Rule as of May 3, 2012, as a result of the $1,000,000 payment received from the limited member on May 3, 2012, described above.

* * * * * *



Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

June 1, 2012

To the Members of
Prager & Co., LLC

In planning and performing our audit of the financial statements of Prager & Co., LLC (the "Firm") as of and for the year ended December 31, 2011 (on which we issued our report dated June 1, 2012, which report expressed a qualified opinion on those financial statements because the Firm did not report Firm guaranteed debt of related parties as a reduction of regulatory net capital under the Uniform Net Capital Rule as required by the Securities Exchange Act of 1934 in its December 31, 2011 computation of regulatory net capital deficit in the notes to the financial statements and includes an explanatory paragraph relating to the restatement discussed in Note 12), in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we concluded the following deficiencies in internal control or control activities for safeguarding securities were material weaknesses, as defined above:

1.) The Firm signed guarantees on two bank loans entered into by related parties during 2011. Subsequent to December 31, 2011, the Firm and the lending bank entered into agreements whereby the guarantees were voided as of the date of inception. Related party guarantees are deductions to net capital under Rule 15c3-1 and related interpretations. The Firm did not report the guarantees as capital deductions during the period such guarantees were effective. The signing of the guarantees was caused by ineffective design and operation of controls in place over the review and execution of material contracts. 2.) The Firm inaccurately recorded the amount of Cash on deposit with clearing broker-dealer and Due to clearing broker-dealer on line of credit balances, which lead to the restatement of its financial statements, which was caused by ineffective design and operation of controls over its clearing broker reconciliation process. 3.) The Firm inaccurately estimated its inter-month net capital levels during 2011 due to ineffective design and operation of controls in place to accurately estimate revenue and related receivable amounts and their impact on net capital. 4.) The Firm inaccurately calculated securities haircuts, as required under Rule 15c3-1 and related interpretations, on certain municipal fixed income securities due to ineffective design and operation of controls in place to apply the appropriate haircut rule requirements in the calculation of net capital. 5.) The Firm inaccurately recorded certain advances to partners as a reduction in accrued expenses or as increases to cash, which understated non-allowable assets in the Firm's calculation of net capital. This error was caused by ineffective design and operation of controls over the reconciliation and recording of certain journal entries and account reconciliations. As a result of the above deficiencies, the Firm entered into transactions that caused it to not be in compliance with the net capital requirements of Rule 15c3-1 as of December 31, 2011, and for periods during the year then ended.

These matters were considered in determining the nature, the timing, and the extent of the procedures performed in connection with our audit of the financial statements of the Firm for the year ended December 31, 2011. The Firm is in the process of remediating these material weaknesses by implementing enhancements to the controls in place related to accounting and regulatory compliance and further evaluating the design and implementation of controls.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2011, to meet the SEC's objectives, as discussed above.

This report is intended solely for the information and use of the Members and management of the Firm, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP